UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

UNITED AMERICAN HEALTHCARE CORP

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

90934C105

(CUSIP Number)

James M. Delahunt, Esq.,  4783 Lake Valley Drive Suite 2A  Lisle,  Illinois  60532  Phone : 773-297-0018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Dove Foundation 37-6459117

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
4,478,647 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
4,478,647 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,478,647 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.55 **%

14	TYPE OF REPORTING PERSON
OO

* This amount consists of (i) 1,603,647 shares previously owned by the reporting person, as disclosed in the Schedule 13D filed by the reporting person on June 8, 2010, (ii) 875,000 shares issued to the reporting person on June 25, 2013, as disclosed in the Schedule 13D, Amendment No. 1 filed by the reporting person on July 9, 2013, and (iii) 2,000,000 shares issued to the reporting person on October 24, 2014, as disclosed in this Schedule 13D, Amendment No. 2 filed by the reporting person.

** Based on 33,042,766 outstanding shares as of October 24, 2014. This amount consists of (i) 18,292,766 outstanding shares as of June 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on June 25, 2014, (ii) 12,750,000 shares issued to St. George Investments, LLC on October 24, 2014, as disclosed in the Schedule 13D, Amendment No. 17 filed by John M. Fife, St. George Investments, LLC, and certain of their affiliates on October 28, 2014, and (iii) 2,000,000 shares issued to The Dove Foundation on October 24, 2014, as disclosed in this Schedule 13D, Amendment No. 2.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2010 (the “Initial 13D”), by the reporting person with respect to the Common Stock, par value $0.001 (the “Common Stock”), issued by United American Healthcare Corporation (the “Issuer”), as amended by Amendment No. 1 to the Initial 13D filed on July 9, 2013, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 2.	Identity and Background

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The consideration for the 2,000,000 shares of Common Stock issued to the reporting person by the Issuer in the transaction dated October 24, 2014, and described in Item 4 is the reporting person’s conversion of $8,646.00 of the outstanding balance of that certain Unsecured Promissory Note in the principal amount of $50,000 made by the Issuer in favor of St. George Investments, LLC, an Illinois limited liability company (“St. George”), dated October 10, 2012 (the “Note”), which St. George assigned to the reporting person on May 31, 2013. St. George is an affiliate of John M. Fife, who is the Issuer’s Chairman, President and Chief Executive Officer.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 10, 2012, St. George loaned $50,000 to the Issuer on the terms set forth in the Note, which was furnished as Exhibit 1 to the Schedule 13D, Amendment No. 1 filed by the reporting person on July 9, 2013.

On May 31, 2013, St. George assigned the Note as a gift to the reporting person, pursuant to that certain Contribution and Assignment Agreement dated May 31, 2013, between St. George and the reporting person.

The Note is convertible in whole or part, at the election of its holder, upon the occurrence of an Event of Default (as defined in the Note), including any failure by Pulse Systems, LLC (“Pulse Systems”), a wholly owned subsidiary of the Issuer, to cure a breach, continuing for a period of more than 30 days, of that certain Loan and Security Agreement dated March 31, 2009, as amended (the “Loan Agreement”), between Pulse Systems and Fifth Third Bank, an Ohio banking corporation as successor by merger with Fifth Third Bank, a Michigan banking corporation (“Fifth Third”).

The initial Loan Agreement and the First and Second Amendments thereto are attached as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 24, 2010. The Third Amendment to the Loan Agreement is attached as Exhibit 4.7 to the Annual Report on Form 10-K filed by the Issuer on October 13, 2011. The Fourth Amendment to the Loan Agreement is attached as Exhibit 4.11 to the Amendment to the Current Report on Form 8-K/A filed by the Issuer on August 27, 2012.

On May 29, 2013, Pulse Systems reported to Fifth Third that Pulse Systems had failed to meet a financial covenant against capital expenditures in excess of $200,000 for the period between July 1, 2012, through June 20, 2013, and that such failure had continued for more than 30 days, as disclosed in the Current Report on Form 8-K filed by the Issuer on June 12, 2013. Pulse System’s failure to cure its breach, continuing for a period of more than 30 days, of the Loan Agreement thus constituted an Event of Default under the Note.

The conversion price for a conversion of the Note upon an Event of Default is $0.004323 per share, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2012.

On June 25, 2013, the reporting person elected to convert $3,782.625 of the outstanding balance of the Note at the conversion price of $0.004323 per share, whereupon the Issuer issued 875,000 shares of Common Stock to the reporting person, as disclosed in the Schedule 13D, Amendment No. 1 filed by the reporting person on July 9, 2013.

On October 24, 2014, the reporting person elected to convert $8,646.00 of the outstanding balance of the Note at the conversion price of $0.004323 per share, whereupon the Issuer issued 2,000,000 shares of Common Stock to the reporting person, as disclosed in this Schedule 13D, Amendment No. 2.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
The reporting person may be deemed to beneficially own the number of shares of Common Stock set forth on the cover page of this Schedule 13, Amendment No. 2. For further details, see the footnotes to the cover page.

(b)	The reporting person has sole voting power and sole dispositive power with regard to the number of shares of Common Stock set forth on the cover page of this Schedule 13, Amendment No. 2.

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
October 28, 2014	2,000,000	.004323

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 27, 2014, the reporting person entered into a Sixth Amendment to Voting and Standstill Agreement (the “Sixth Amendment”) with the Issuer and St. George.

The Sixth Amendment further amends the Voting and Standstill Agreement dated March 19, 2010, between the Company and St. George, which was previously amended by: (i) the Amendment to Voting and Standstill Agreement dated June 7, 2010; (ii) the Agreement to Join the Voting and Standstill Agreement by the reporting person dated June 7, 2010; (iii) the Acknowledgment and Waiver of Certain Provisions of the Voting and Standstill Agreement dated June 18, 2010; (iv) the Second Amendment to Voting and Standstill Agreement dated November 3, 2011; (v) the Third Amendment to Voting and Standstill Agreement dated May 15, 2012; (vi) the Fourth Amendment to Voting and Standstill Agreement dated January 10, 2013; and (vii) the Fifth Amendment to the Voting and Standstill Agreement dated October 9, 2013 (as so amended, the “Voting and Standstill Agreement”).

In connection with the Sixth Amendment, St. George and the reporting person have agreed to forbear on exercising their rights to cause the Company to purchase their respective shares of the Company’s common stock, and the Company has agreed to postpone the “Put Commencement Date” (as defined in the Voting and Standstill Agreement) until April 1, 2015. As a result, the “Put Exercise Period” (as defined in the Voting and Standstill Agreement) will commence on April 1, 2014, and end on September 30, 2015.
A copy of the Sixth Amendment is furnished as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 28, 2014.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Dove Foundation

October 29, 2014	By:	/s/ James M. Delahunt
Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)